METALLA ROYALTY & STREAMING LTD.

MANAGEMENT’S DISCUSSION & ANALYSIS

For the Three Months Ended August 31, 2017

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE THREE MONTHS ENDED AUGUST 31, 2017

GENERAL

This management’s discussion and analysis (“MD&A”) for Metalla Royalty & Streaming Ltd. (the “Company” or “Metalla”) is intended to help the reader understand the significant factors that have affected Metalla and its subsidiaries performance and such factors that may affect its future performance. This MD&A, which has been prepared as of October 26, 2017, should be read in conjunction with the Company’s condensed consolidated interim financial statements for the three months ended August 31, 2017 and the related notes contained therewith. The Company reports its financial position, financial performance and cash flows in accordance with International Financial Reporting Standards (“IFRS”). All dollar amounts included in the following MD&A are in the Canadian dollars (“C$”) except where noted. These documents and other information relevant to the Company’s activities are available for viewing on SEDAR at www.sedar.com.

Management’s Discussion and Analysis - Page 1

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE THREE MONTHS ENDED AUGUST 31, 2017

COMPANY OVERVIEW

Metalla Royalty & Streaming Ltd. (formerly Excalibur Resources Ltd.) ("Metalla" or the "Company") was incorporated in Canada on May 11, 1983. Previously, the Company was engaged in mineral exploration and development. On September 1, 2016, the Company completed an acquisition of High Stream Corp., which fundamentally changed the Company’s business. The Company is now an investment-based company that is focused on acquiring gold and silver metal purchase agreements, net smelter return royalties (“NSRs”), gross value return royalties (“GVRs”), net profit interests (“NPIs), gross proceeds royalties (“GPRs”), and non-operating interests in mining projects that provide the right to the holder of a percentage of the gross revenue from metals produced from the project or a percentage of the gross revenue from metals produced from the project after deducting specified costs, if any, respectively. For purposes of reporting, the Company calculates attributable silver equivalent production by applying its interest (i.e. royalty or stream percentage) to the total production reported by the counterparty and silver equivalency of non-silver products is based on average realized prices of all metals for the period. The Company’s common shares are listed on the Canadian Securities Exchange (“CSE”) under the symbol “MTA”. The head office and principal address is 501 - 543 Granville Street, Vancouver, British Columbia, Canada.

FIRST QUARTER 2018 HIGHLIGHTS

During the three months ended August 31, 2017 (“Q1-2018”), the Company:

•	completed the acquisition of NSR royalties on the Hoyle Pond extension properties and Montclerg property from Matamec Exploration Inc. (“Matamec”) for the aggregate considerations of $1,513,728;

•	completed the acquisition of three NSR royalty (Joaquin project, Zaruma gold mine, and Puchuldiza project) and one silver stream (Endeavor silver stream) interests from Coeur Mining Inc. (“Coeur”) for aggregate consideration of US$13,000,000;

•	acquired a trade receivable related to 41,814 attributable silver ounces (“oz.”) shipped and provisionally invoiced, at an average price of US$16.46 per oz., by the former Endeavor silver stream holder during June and July 2017 (see non- IFRS Financial Measures);

•	shipped and provisionally invoiced 36,054 attributable silver oz. at an average price of US$17.16 per oz. for US$618,708 during August 2017 (see non-IFRS Financial Measures);

•	generated cash margin of US$10.28 per attributable silver oz. from the Endeavor silver stream and New Luika Gold Mine (“NLGM”) stream held by Silverback Ltd. (“Silverback”) (see non-IFRS Financial Measures);

•	held trade receivables of $805,438 and 37,799 attributable silver oz. as inventory on the reporting date and to be realized in the subsequent quarter; and

•	appointed Mr. Brett Heath as CEO of the Company.

OVERVIEW OF ROYALTY, STREAM, AND OTHER INTERESTS

Matamec acquisitions

In June 2017, the Company completed the acquisition of additional 1% NSR royalty interest (totaling 2%) on the Holye Pond extension property and an 1% NSR royalty interest on the Montclerg property located northeast of Goldcorp’s Hoyle Pond mine from Matamec for the following considerations: (a) $500,000 and (b) 2,000,000 units (valued at $1,000,000), where each unit consists of one common share of the Company and one-half share purchase warrant; and each full share purchase warrant is exercisable at $0.75 for two years. The Company incurred $35,820 of acquisition costs.

Management’s Discussion and Analysis - Page 2

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE THREE MONTHS ENDED AUGUST 31, 2017

Coeur acquisitions

In July 2017, the Company completed the acquisition of three royalty and one stream interests from Coeur Mining Inc. for the following considerations: (a) 14,546,597 common shares of the Company, valued at $7,855,161, and (b) an unsecured convertible debenture in the principal amount of US$6,677,476 bearing interest at a rate of 5% per annum, which will automatically convert into common shares of the Company at the time of future equity financings of future asset acquisitions and enables Coeur to maintain a 19.9% interest in the Company until the outstanding principal balance is either converted in full or otherwise repaid. The Company acquired the following assets:

Endeavor Silver Stream

The stream interest acquired by the Company is related to contained silver within the metals concentrate produced at the Endeavor mine. Under terms of the stream arrangement, the Company will have operating cost contribution of US$1.00 for each ounce of payable silver, indexed annually for inflation (currently US$1.35), plus a further increment of 50% of the silver price when it exceeds US$7.00 per oz. In accordance with the agreement, Metalla will have the right to buy 100% of the silver production up to 20.0 million oz. (of which 6.5 million oz. have been delivered and 13.5 million oz. remaining as at August 31, 2017). As at August 31, 2017, the current Endeavor mine plan has an estimated delivery of approximately 796,000 oz. of payable silver over the next twenty-two (22) months according to the CBH Resources Limited, who is the mine operator. The Endeavor mine is currently undergoing a drilling program to add additional reserves to extend the life of mine and drill exploration targets at depth.

Joaquin Project NSR

A 2% NSR royalty payable by Pan American Silver Corporation (“Pan American”) on minerals mined from the concessions which form part of Joaquin project located in central Santa Cruz Province, Argentina, 145 kilometres from Manantial Espejo silver-gold mine owned by Pan American. Pan American recently purchased the Joaquin project from Coeur for US$25 million. The Joaquin project is estimated to contain a measured and indicated resource of 15.7 million tonnes with average metal grades of 128.9 grams per tonne (“g/t”) silver and 0.12 g/t gold (approximately 65.2 million oz. of silver and 61,100 oz. of gold). Pan American has expressed the plan to give guidance on a production timeline and profile during fourth quarter of the calendar year 2017.

Zaruma Gold Mine NSR

A 1.5% NSR royalty payable by Core Gold Inc. (“Core Gold”, formerly Dynasty Metals & Mining) on minerals mined from the Zaruma gold mine located in the Zaruma-Portovelo Mining District of southern Ecuador, 3 kilometers north of the town of Zaruma. Between the years 2012 and 2014, the Zaruma mine produced 72,430 oz. of gold and 152,292 oz. of silver. Core Gold has recently been restructured and is currently only trial mining at lower levels according to the Company. The Zaruma gold mine is estimated to contain a measured and indicated resource of 2.62 million tonnes with an average gold grade of 12.97 g/t and an inferred resource of 3.7 million tonnes with an average grade of 12.2 g/t (totaling approximately 1.094 million oz. of gold). In this acquisition, Metalla acquired a judgement on past royalty payments due from the mine operator totaling approximately US$377,000.

Puchuldiza Project NSR

A 1.5% NSR royalty payable by Regulus Resources Inc. on minerals mined from the Puchuldiza project located in the Andean  Plateau (“Puna”) of northernmost Chile. The Puchuldiza project is estimated to contain an inferred resource of 30.7 million tonnes with an average gold grade of 0.71 g/t (approximately 686,000 oz. of gold). The Puchuldiza royalty is capped at US$5,000,000.

Management’s Discussion and Analysis - Page 3

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE THREE MONTHS ENDED AUGUST 31, 2017

OUTLOOK

As of the date hereof, the Company is providing the following forecasts for fiscal 2018:

•	total attributable silver production is expected to be 400,000 to 475,000 oz.(1);
•	gross provisional sales is expected to be $8,500,000 to $9,500,000, and net revenue is expected to be $5,500,000 to $6,500,000 after deducting silver stream payments at Endeavor and NLGM(1)(2);
•	approximately all revenue is expected to be derived from its silver stream interests, with potentially up to a 5% shift in allocation to gold pending on royalty payments from Zaruma; and
•	total estimated cash general and administrative expenses are anticipated to be up to $1,200,000, which excludes share-based payments and transaction costs related to acquisition activities (see Non-IFRS Financial Measures).

(1)

Includes attributable silver oz. from the Endeavor silver stream that were shipped and provisionally invoiced during June and July 2017, where the Company is entitled to the associated trade receivable amounts (see non-IFRS Financial Measures).

(2)	Estimate based on expected silver price of US$17.00 per oz. and foreign exchange rate of US$0.80/C$1.00.

SUMMARY OF QUARTERLY RESULTS

The following table provides selected financial information for the eight quarters up to August 31, 2017, and should be read in conjunction with the Company’s consolidated financial statements for the years ended May 31, 2017 and 2016.

	Q1-2018		Q4-2017		Q3-2017		Q2-2017
Revenue from stream interest	$672,078	$	Nil	$	Nil	$	Nil
Share of net income of Silverback	84,552		26,294		Nil		Nil
Share-based payments	(624,429)		(258,986)		Nil		(284,526)
Performance-based share-based payments	Nil		(1,120,000)		Nil		(300,000)
Net income (loss) for the period	(1,013,686)		(1,857,376)		(513,650)		(363,210)

Earnings (loss) per share - basic and diluted	(0.02)		(0.04)		(0.01)		(0.02)
Weighted average shares outstanding - basic	62,499,990		52,186,699		43,214,244		32,419,388

		Q1-2017		Q4-2016		Q3-2016		Q2-2016
Share of net income of Silverback	$	Nil	$	Nil	$	Nil	$	Nil
Share-based payments		(274,803)		Nil		Nil		Nil
Net income (loss) for the period		(504,448)		(38,748)		(45,957)		(55,170)

Earnings (loss) per share - basic and diluted		(0.02)		(0.00)		(0.00)		(0.00)
Weighted average shares outstanding - basic		30,974,944		30,974,944		27,641,610		27,641,610

Management’s Discussion and Analysis - Page 4

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE THREE MONTHS ENDED AUGUST 31, 2017

RESULTS OF OPERATIONS

Three months ended August 31, 2017

The Company’s net loss totaled $1,013,686 (2016 - $504,448) for the three months ended August 31, 2017. Overall, net loss for the current period was higher than for 2016 due to increased corporate activities (see Non-IFRS Financial Measures) and share-based payments on stock options granted, partially offset by revenue from the Endeavor silver stream interest (net of cost of sales and depletion).

LIQUIDITY AND CAPITAL RESOURCES

The Company considers items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company’s cash as at August 31, 2017 totaled $1,465,626 (May 31, 2017 - $1,2166,50) and its working capital was $2,228,404 (May 31, 2017 - $1,216,319). The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets.

The Company has sufficient working capital to undertake its current business plan. However, should the Company undertake anything over and above these plans, management will need additional sources of working capital. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

First quarter liquidity and capital resources

During the three months ended August 31, 2017, cash increased by $248,976. The increase was due to net cash provided by operating activities of $1,063,126 and financing activities of $750,000, respectively, partially offset by net cash used in investing activities of $1,556,992. Exchange rate changes had a negative impact on cash of $7,158.

Operating activities

During the three months ended August 31, 2017, net cash provided by operating activities amounted to $1,063,126, which included a decrease in receivables of $827,689 and an increase of accounts payable and accrued liabilities of $173,816 during the normal course of business.

Investing activities

Cash used by the Company in investing activities during the three months ended August 31, 2017 totaled $1,556,992, which were comprised of acquisition of royalty and stream interests from Coeur and Matamec.

Financing activities

During the three months ended August 31, 2017, net cash of $750,000 was provided by financing activities, where the Company received on exercise of share purchase warrants.

Requirement of additional financing

Management believes that the Company’s current operational requirements and capital projects can be funded from existing cash and cash generated from operations. If future circumstances dictate an increased cash requirement and we elect not to delay, limit, or eliminate some of our plans, we may raise additional funds through debt financing, the issuance of hybrid debt-equity securities, or additional equity securities. The Company has relied entirely on equity financings and loans for all funds raised to date for its acquisitions, capital expansions, and operations. Capital markets may not be receptive to offerings of new equity from treasury or debt, whether by way of private placements or public offerings. The  Company’s growth and success may be dependent on external sources of financing which may not be available on acceptable terms.

Management’s Discussion and Analysis - Page 5

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE THREE MONTHS ENDED AUGUST 31, 2017

TRANSACTIONS WITH RELATED PARTIES

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

	Salary	Share-based
For the three months ended August 31, 2017	or fees	Payments	Total
Management	$84,864	$345,078	$429,942
Directors	25,000	279,351	304,351
	$109,864	$624,429	$734,293

	Salary	Share-based
For the three months ended August 31, 2016	or fees	payments	Total
Management	$33,000	$235,916	$268,916
Directors	-	25,925	25,925
	$33,000	$261,841	$294,841

As at August 31, 2017, the Company had $50,421 (May 31, 2017 - $13,474) due to directors and management related to remuneration, which have been included in accounts payable and accrued liabilities.

FINANCIAL INSTRUMENTS

Fair value

Financial instruments recorded at fair value on the statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

•	Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 - Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and
•	Level 3 - Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

Management’s Discussion and Analysis - Page 6

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE THREE MONTHS ENDED AUGUST 31, 2017

As at August 31, 2017, the Company’s financial instruments measured at fair value are as follows:

	Level 1	Level 2	Level 3	Total
Financial assets
Receivables from provisional sales	$-	$805,438	$-	$805,438

The carrying value of cash, receivables, accounts payable and accrued liabilities, and loans payable approximated their fair value because of the short-term nature of these instruments. Receivable from provisional sales includes provisional pricing, and final price and assay adjustments and is valued using observable market commodity prices and thereby classified within Level 2 of the fair value hierarchy. The fair value of the Company’s convertible debenture is approximated by its carrying value as its interest rates are comparable to market interest rates.

The Company’s activities expose it to financial risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are credit risk and liquidity risk. The Board of Directors has overall responsibility for the establishment and oversight of the  Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

Credit risk

Credit risk arises from cash deposits, as well as credit exposures to counterparties of outstanding receivables and committed transactions. There is no significant concentration of credit risk other than cash deposits. The Company’s cash deposits are primarily held with a Canadian chartered bank. Receivables include value added tax due from the Canadian government.  The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company’s credit risk has not declined significantly from the prior year.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its development plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from royalty interests, its holdings of cash, and its committed liabilities. The maturities of the Company’s non–current liability are disclosed in Note 7 in the condensed consolidated interim financial statements. All current liabilities are settled within one year.

COMMITMENTS

The Company had certain payments in cash and common shares related to its royalty interests, see Note 5 of the condensed consolidated interim financial statements for the three months ended August 31, 2017.

PROPOSED TRANSACTIONS

There are no proposed transactions of a material nature being considered by the Company at the current time.

Management’s Discussion and Analysis - Page 7

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE THREE MONTHS ENDED AUGUST 31, 2017

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements in conformance with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

For full details on the critical accounting estimates and judgments affecting the Company, please refer to the Company’s audited annual consolidated financial statements and notes and annual MD&A for the year ended December 31, 2016, with exception of the following:

Estimation of depletion

The Company’s royalty, stream, and other production-based interests that generate economic benefits are considered depletable and are depleted on a unit-of-production basis over the ounces of production that are expected to generate the cash flows that will be attributable to the Company. These calculations require the use of estimates and assumptions, including the amount of contained metals, the recovery rates, and payable rates for the contained metals being treated through a milling or refining process. Changes to these assumptions may impact the estimated recoverable reserves, resources or exploration potential which could directly impact the depletion rates used. Changes to depletion rates are accounted for prospectively.

NEW ACCOUNTING STANDARDS

The accounting policies applied in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended May 31, 2017, except for those noted below. The Company’s interim results are not necessarily indicative of its results for a full year.

Foreign currency translation

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value. The functional currency of the Company and each of its subsidiaries is the Canadian dollars, which is the currency of the primary economic environment in which the entity operates, with the exception of MTA Royalty & Streaming Ltd., being the United States (“US”) dollars. Determination of functional currency may involve certain judgements to determine the primary economic environment. These condensed consolidated interim financial statements are presented in Canadian dollars, unless otherwise noted.

On translation of the entity whose functional currency is the US dollars, revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Assets and liabilities are translated at the rate of exchange at the reporting date. Exchange gains and losses, including results of re-translation, are recorded in the foreign currency translation reserve.

Management’s Discussion and Analysis - Page 8

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE THREE MONTHS ENDED AUGUST 31, 2017

Revenue

Revenue comprises revenue earned in the period from royalty, stream, and similar production-based interests. Revenue is measured at fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty, stream, and similar production-based interest agreements. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

For royalty interests, revenue recognition generally occurs in the month of production from the royalty property. For stream interests, relevant commodities received from the stream interest operators are sold to the operator’s third-party customers. Revenue from these sales is recognized when title and risks of the delivered commodity are passed on to the operator’s third-party customers.

Under the terms of certain revenue stream agreements and concentrate sales contracts with independent smelting companies, sales prices are provisionally set on a specified future date after shipment based on market prices. Revenue is recorded under these contracts at the time of shipment, which is also when the risk and rewards of ownership pass to the smelting companies, using forward commodity prices on the expected date that final sales prices will be fixed. Variations between the price recorded at the shipment date and the actual final price set under the smelting contracts are caused by changes in market commodity prices, and result in an embedded derivative in the receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included as a component of stream revenue.

Inventory

Inventory is valued at the lower of specifically identifiable cost and net realizable value. Costs included are the agreed upon purchase price under the stream agreement and depletion of the applicable stream interest.

Financial instruments

Derivative investments, such as receivables related to agreements with provisional pricing mechanisms, are classified as fair value through profit and loss and are recognized initially at fair value. Subsequent to initial recognition, derivatives are measured at fair value. Changes in the fair value of receivables related to agreements with provisional pricing mechanisms are recognized in revenue in the statement of income and other comprehensive income.

Accounting pronouncements not yet effective

The following standards and pronouncements have been issued by the IASB and have not yet been adopted by the Company. The Company is currently evaluating the impact the new and amended standards are expected to have on its consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard is effective for annual periods beginning on or after January 1, 2018 and earlier application is permitted.

IFRS 9 Financial Instruments (“IFRS 9”) addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 Financial Instruments: Recognition and Measurement requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than in net earnings, unless this creates an accounting mismatch. IFRS 9 is effective for periods beginning on or after January 1, 2018.

Management’s Discussion and Analysis - Page 9

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE THREE MONTHS ENDED AUGUST 31, 2017

NON-IFRS FINANCIAL MEASURES

The Company has included, throughout this document, certain performance measures, including (a) average cash cost of silver per attributable ounce, (b) average realized silver price per attributable ounce, and (c) cash general and administrative (“G&A”) expenses. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

Average cash cost per attributable ounce

Average cash cost per attributable ounce is calculated by dividing the Company’s total cash cost of sales, excluding depletion by the number of attributable silver ounces sold. The Company presents average cash cost per ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming companies in the precious metals mining industry who present results on a similar basis.

	Q1	Q1
Presented in US$	2018	2017
Cost of sales, excluding depletion	$202,323	$-
Cost of sales for NLGM(2)	7,802	-
Adjust for:
Refining charge	37,971	-
Total cash cost of sales	248,096	-
Total attributable silver oz. sold(3)	36,054	-
Average cash cost of silver per attributable oz.	$6.88	$-

(1)	No comparative information as the Endeavor silver stream was acquired in July 2017.
(2)	Adjusted for the Company’s proportionate share of NLGM held by Silverback.
(3)

Payable silver ounces attributable to the Company that were shipped and provisionally invoiced during the period; as at the reporting date, the Company held 37,799 oz. of attributable silver as inventory.

Management’s Discussion and Analysis - Page 10

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE THREE MONTHS ENDED AUGUST 31, 2017

Average realized silver price per attributable ounce

Average realized silver price per attributable ounce is calculated by dividing the Company’s sales by the number of attributable silver ounces sold. The Company presents average realized silver price per attributable ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming companies in the precious metals mining industry that present results on a similar basis.

	Q1	Q1
Presented in US$	2018	2017
Provisional sales from stream interest	$502,718	$-
Revenue from NLGM(2)	78,019
Adjust for:		-
Refining charge	37,971	-
Revenue from stream and other interests	618,708	-
Total attributable silver oz. sold	36,054	-
Average realized silver price per attributable oz.	$17.16	$-

(1)	No comparative information as the Endeavor silver stream was acquired in July 2017.
(2)	Adjusted for the Company’s proportionate share of NLGM held by Silverback.
(3)	Cash margin of US$10.28 per attributable oz. between average realized price and average cash cost.
(4)

Prior to the closing of the acquisition, the previous stream interest holder shipped and provisionally invoiced 41,814 attributable silver oz. at an average price of US$16.46 per oz. for US$688,232 during June and July 2017, and any resulting trade receivable amounts are collectible by the Company.

Cash general and administrative expenses

The Company presents cash G&A expenses as it believes that certain investors use this information to evaluate the  Company’s performance in comparison to other streaming companies in the precious metals mining industry that present results on a similar basis.

	Q1	Q1
Presented in C$	2018	2017
Investor relations (excludes services prepaid in prior year)	$77,802	$15,904
Management fees	109,864	33,000
Office expense	75,787	2,544
Professional fees	66,368	5,601
Transfer agent and filing fees	22,780	5,947
Travel and related expenses	3,847	-
Total cash G&A expenses	$356,448	$62,996

During the three months ended August 31, 2017, the Company had a much higher level of corporate activities than the comparative period in 2016. In Q1-2018, the Company has completed acquisitions of royalty and stream interests from Coeur and Matamec totaling $17.1 million and continued its effort towards the Company’s listing on the TSX Venture Exchange.

Management’s Discussion and Analysis - Page 11

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE THREE MONTHS ENDED AUGUST 31, 2017

RISK FACTORS

For further information regarding the Company’s operational risks, please refer to the detailed disclosure concerning the material risks and uncertainties associated with the Company’s business set out in its annual MD&A, dated September 28, 2017, which is available on SEDAR under the Company’s filer profile.

SHARE POSITION AND OUTSTANDING WARRANTS AND OPTIONS

As at the date of this MD&A, the Company had 73,098,479 common shares issued and outstanding. There were also 6,000,000 options and 8,825,001 share purchase warrants outstanding with expiry dates ranging from March 15, 2018 to July 31, 2022.

QUALIFIED PERSONS

The technical information contained in this MD&A has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and of the Ordre des Géologues du Québec and a director of Metalla. Mr. Beaudry is a Qualified Person as defined in “National Instrument 43-101 Standards of disclosure for mineral projects”.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities legislation. The forward-looking statements herein are made as of the date of this MD&A only and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information in this MD&A includes, but is not limited to, statements with respect to future events or future performance of Metalla, disclosure regarding the precious metal purchase agreements and royalty payments to be paid to Metalla by property owners or operators of mining projects pursuant to net smelter returns and other royalty agreements of Metalla, management’s expectations regarding Metalla’s growth, results of operations, estimated future revenues, carrying value of assets, future dividends, and requirements for additional capital, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statements, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold and silver); fluctuations in the value of the U.S. dollar and any other currency in which revenue is generated, relative to the Canadian dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; regulatory, political or economic developments in any of the countries where properties in which the Company holds a royalty, stream, or other production-base interest are located or through which they are held; risks related to the operators of the properties in which the Company holds a royalty, stream, or other production-base interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by the Company; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which the Company holds a royalty, stream, or non-operating interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which the Company holds a royalty, stream, or other production-based interest; the possibility that actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which the Company holds a royalty, stream, or other production-based interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious diseases; and the integration of acquired assets.

Management’s Discussion and Analysis - Page 12

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE THREE MONTHS ENDED AUGUST 31, 2017

The forward-looking statements contained in this MD&A are based on reasonable assumptions that have been made by management as at the date of such information and is subject to unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including, without limitation: the impact of general business and economic conditions; the ongoing operation of the properties in which the Company holds a royalty, stream, or other production-base interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; no adverse development in respect of any significant property in which the Company holds a royalty, stream, or other production-base interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; actual results of mining and current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of precious metals; stock market volatility; competition; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

Although Metalla has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Investors are cautioned that forward-looking statements are not guarantees of future performance. The Company cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements or information.

This MD&A contains future-orientated information and financial outlook information (collectively, “FOFI”) about the Company’s revenues from royalties, streams and other projects which are subject to the same assumptions, risk factors, limitations and qualifications set forth in the above paragraphs. FOFI contained in this MD&A was made as of the date of this MD&A and was provided for the purpose of providing further information about the Company’s anticipated business operations. Metalla disclaims any intention or obligation to update or revise any FOFI contained in this MD&A, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. FOFI contained in this MD&A should not be used for the purposes other than for which it is disclosed herein.

Management’s Discussion and Analysis - Page 13